 Exhibit 21

List of subsidiaries of Omagine, Inc. as of December 31, 2011:

1.           Journey of Light, Inc. ("JOL") is a wholly owned subsidiary of Omagine, Inc. JOL is incorporated in New York and does business under the name Journey of Light.

2.           Omagine LLC ("Omagine LLC") is a 60% owned subsidiary of Omagine, Inc. Omagine LLC is incorporated in the Sultanate of Oman as a limited liability company.